Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL (February 15, 2018)

FORTIS INC. FILES 2017 YEAR-END DISCLOSURE DOCUMENTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) today filed its audited Consolidated Financial Statements and related Management Discussion and Analysis for the year ended December 31, 2017, as well as its 2017 Annual Information Form, with Canadian securities regulatory authorities. The Corporation has also filed its Form 40-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission. Copies of these documents are available electronically at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings) and the Corporation's website, www.fortisinc.com, or by emailing investorrelations@fortisinc.com.

The Proxy and Management Information Circular for the upcoming Fortis Annual Meeting of Shareholders are expected to be made available to Shareholders in late March. The Annual Meeting will be held at 10:30 a.m. (Newfoundland Daylight Time) on Thursday, May 3, 2018 at the Holiday Inn St. John's, 180 Portugal Cove Road, St. John's, NL. A live audio webcast of the Annual Meeting will be available at www.fortisinc.com.

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of $8.3 billion and total assets of approximately $48 billion. Approximately 8,500 of the Corporation’s employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

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For more information please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com